                        FORT THOMAS FINANCIAL CORPORATION


                               1999 ANNUAL REPORT

                                TABLE OF CONTENTS


                                                                        Page
President's Letter to Stockholders                                         1

Corporate Profile                                                          2


Selected Consolidated Financial Highlights                                 3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                4

Stock Information                                                         14

Report of Independent Certified Public Accountants                        16

Consolidated Financial Statements                                      17-49

Directors and Officers                                                    50

Banking Locations                                                         50

Stockholder Information                                                   51

Dear Stockholders:

        Our fifth annual report covers the year ended September 30, 1999, a period of time which was highlighted by increased net income and continued quarterly dividend payments. Our fiscal 1999 results reflect management's efforts in leveraging our capital in order to maximize stockholder value. In furtherance of maximizing stockholder value, we announced on December 21, 1999, our proposed merger with The Bank of Kentucky Financial Corporation.

FISCAL 1999 RESULTS

        Net income for fiscal 1999 amounted to $1.0 million or $.71 per share compared to $989,000 or $.70 per share for fiscal 1998. The 3.1% increase was primarily due to decreased provision for loan losses of $217,000 to $68,000, and a decrease in General and Administrative Expenses of $56,000 or 2.2% to $2.4 million in 1999 from 1998 levels. Net interest income, the Company's primary determinant of net income, decreased due to an increase in the average interest-earning liabilities of $4.7 million or 5.6% to $88.3 million in 1999 from $83.7 million in 1998. The increase in average interest-earning liabilities was partially offset by an increase in the average interest earning assets of $1.9 million or 1.9% to $100.6 million in 1999 from 98.7 million in 1998.

OUTLOOK

        We were pleased to announce our proposed merger with The Bank of Kentucky Financial Corporation on December 21, 1999. Under the terms of the merger agreement, each shareholder will receive .5645 of a share of common stock of The Bank of Kentucky Financial Corporation for each share of our stock. Based on the closing price of $32.00 per share for The Bank of Kentucky Corporation common stock on December 21, 1999, the per share value to our stockholders would be $18.06. The transaction value is equivalent to approximately 2.01 times our fully diluted tangible book value at September 30, 1999 and approximately 27 times our earnings over the latest 12 months. We presently expect the closing to occur in the second quarter of 2000. We believe this is a complimentary transaction for Fort Thomas Financial Corporation and we look forward to being associated with The Bank of Kentucky Financial Corporation.

        I would like to thank our directors, officers and employees for their continued service and dedication to the Company. I would also like to thank you as a stockholder for your confidence in Fort Thomas Financial Corporation.

                                             Sincerely,




                                             Larry N. Hatfield
                                              President

                                CORPORATE PROFILE

        Fort Thomas Financial Corporation (the "Company") was incorporated in March 1995 under Ohio law for the purpose of acquiring all of the capital stock issued by Fort Thomas Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on June 27, 1995 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Fort Thomas Savings Bank, F.S.B. (the "Savings Bank"). The Company has no significant assets other than the shares of the Savings Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company.

        The Savings Bank is a federally chartered stock savings bank conducting business from two full-service offices located in Campbell County, Kentucky. The Savings Bank is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located in Campbell County, Kentucky and surrounding counties in northern Kentucky. To a lesser extent, the Savings Bank also focuses its lending activities on multi-family, residential real estate loans, and land and construction loans. The Savings Bank also invests in securities, which are issued by United States government and agency securities.

        The Company's and the Savings Bank's principal offices are located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075, and their telephone number is (606) 441-3302.

                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS


                                                                            At or for the Year Ended September 30,
                                                          ------------------------------------------------------------------------
                                                            1999            1998            1997            1996            1995
                                                          --------        --------        --------        --------        --------
                                                                                    (Dollars in Thousands)

SELECTED FINANCIAL DATA:
Total assets                                              $ 99,849        $103,611        $ 97,873        $ 88,013        $ 86,214
Loans receivable, net                                       88,709          92,795          88,452          77,987          71,156
Investment and mortgage-backed securities                    6,241           3,754           3,788           4,813           5,973
Deposits                                                    70,870          76,851          71,858          63,731          59,998
Borrowed funds                                              13,739          12,526           8,846           6,754           3,651
Stockholders' equity                                        13,662          12,713          15,786          15,921          21,790

SELECTED OPERATING DATA:
Interest income                                              8,313           8,502           7,970           7,285           6,251
Interest expense                                             4,482           4,459           4,138           3,517           3,182
                                                          --------        --------        --------        --------        --------
Net interest income                                          3,831           4,043           3,832           3,768           3,069
Provision for loan losses                                       68             285             137             125              25
                                                          --------        --------        --------        --------        --------
Net interest income after provision
  for loan losses                                            3,763           3,758           3,695           3,643           3,044
Other income                                                   236             279             268             177             161
Other expenses                                               2,449           2,505           2,237           3,028           1,784
                                                          --------        --------        --------        --------        --------
Income before income taxes                                   1,550           1,532           1,726             792           1,421
Income tax                                                     530             543             587             275             460
                                                          --------        --------        --------        --------        --------
Net income                                                $  1,020        $    989        $  1,139        $    517        $    961
                                                          ========        ========        ========        ========        ========

SELECTED OPERATING RATIOS(1):
Average interest rate spread(2)                               3.18%           3.28%           3.31%           3.13%           3.49%
Net interest margin(2)                                        3.81            4.10            4.19            4.39            4.11
Ratio of average interest-earning assets
to average interest-bearing liabilities                     113.93          118.06          119.34          130.80          114.53
Return on average assets                                       .99             .95            1.21             .59            1.25
Return on average equity                                      7.80            5.96            7.26            2.54            9.55

ASSET QUALITY RATIOS(3):
Nonperforming assets as a percent of
  total assets(4)                                             2.52%           3.46%           1.98%           1.34%           1.44%
Allowance for loan losses as a
  percent of total loans                                       .66             .73             .53             .45             .32
Allowance for loan losses as a
  percent of nonperforming loans                             27.13           19.65           24.57           31.02           19.20

CAPITAL RATIOS(3):
Tangible capital ratio                                       12.78%          15.35%          16.94%          19.04%          19.38%
Core capital ratio                                           12.78           15.35           16.94           19.04           19.38
Risk-based capital ratio                                     19.89           24.90           24.32           29.90           31.64

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(3) Asset Quality Ratios and Capital Ratios are end of period ratios. Capital Ratios reflect the Savings Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").

(4) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Management's discussion and analysis is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

         The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of its other income; the level of its other expenses; and income tax expense.

         Net income for fiscal 1999, 1998 and 1997 amounted to $1,020,000, $989,000 and $1,139,000, respectively. Net income during such periods primarily resulted from net interest income, which amounted to $3.8 million, $4.0 million and $3.8 million, respectively, for fiscal 1999, 1998 and 1997. The interest rate spread and the amount of interest-earning assets and interest-bearing liabilities determine net interest income. During fiscal 1999, 1998 and 1997, the Company's average interest rate spread was 3.18%, 3.28%, and 3.31%, respectively. In addition, at September 30, 1999, 1998 and 1997, the ratio of average interest-earning assets to average interest-bearing liabilities amounted to 113.93%, 118.06% and 119.34%, respectively.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and market interest rates generally and in the Company's market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

1. Management's determination of the amount of and adequacy of the allowance for loan losses;

2.       The effect of changes in interest rates; and

3. Management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

ASSET AND LIABILITY MANAGEMENT

         The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate re-pricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income. A positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Savings Bank's management has implemented and continues to monitor asset and liability management policies. These policies are intended to better match the maturities and re-pricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of emphasizing investment in adjustable-rate mortgage loans ("ARMs").

         The Savings Bank focuses its lending activities on the origination of one and three-year ARMs. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Savings Bank's efforts, as of September 30, 1999, $55 million or 72% of the Savings Bank's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

         With respect to liabilities, the Savings Bank prices deposit accounts based upon competitive factors. Pursuant to this policy, the Savings Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Savings Bank does not pursue an aggressive growth strategy that would force the Savings Bank to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Savings Bank in controlling its cost of funds.

MARKET RISK MANAGEMENT

         Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Savings Bank does not maintain a trading account for any class of financial instrument, and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Savings Bank's market risk is composed primarily of interest rate risk.

         Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Although the Savings Bank is not presently subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report. Utilizing this measurement concept, at September 30, 1999, there would have been a slight decrease in the Savings Bank's NPV of approximately 0.8% of the present value of its assets, assuming a 200 basis point increase in interest rates.

         The following table presents the Savings Bank's net portfolio value ("NPV") and the ratio of NPV to the present value ("PV") of assets as of September 30, 1999, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                               NET PORTFOLIO VALUE
--------------------------------------------------------------------------------
  CHANGE IN                        ESTIMATED NPV
INTEREST RATES                          AS A %           $ CHANGE    % CHANGE IN
(BASIS POINTS)    ESTIMATED NPV    OF PV OF ASSETS        IN NPV         NPV
--------------    -------------    ---------------       --------    -----------
                             (DOLLARS IN THOUSANDS)
     +300             13,893         14.24%               $(2,419)      (14.8)%
     +200             15,152         15.26%                (1,160)       (7.1)%
     +100             15,992         15.88%                  (320)       (1.9)%
        -             16,312         16.04%                      -            -
     -100             16,282         15.91%                   (30)       (0.2)%
     -200             16,379         15.88%                     67         0.4%
     -300             16,687         16.02%                    375         2.2%

CHANGES IN FINANCIAL CONDITION

         GENERAL. The Company's assets decreased from $103.6 million at September 30, 1998 to $99.8 million at September 30, 1999, a decrease of $3.8 million or 3.7%. Loans receivable, net decreased $4.1 million or 4.4% from $92.8 million at September 30, 1998 to $88.7 million at September 30, 1999. Such decrease resulted primarily from a decrease in single-family and multi-family residential loans.

         Total liabilities decreased $4.7 million or 5.2% between September 30, 1998 and September 30, 1999 due primarily to a decrease in deposits of $6.0 million or 7.8, partially offset by an increase in borrowed funds of $1.2 million or 9.7%.

         Stockholders' equity increased $1.0 million from $12.7 million, or 12.3% of total assets, at September 30, 1998 to $13.7 million, or 13.7% of total assets, at September 30, 1999. This increase was primarily due to net income of $1.0 million, and partially offset by dividends paid in fiscal year 1999 of $369,000.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

         The following average balance sheet table sets forth for the periods indicated, information on the Company regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets (interest-bearing liabilities); (vi) the net yield earned on interest-earning assets; and (vii) the ratio of average interest-earning assets to average interest-bearing liabilities. Information is based on average monthly balances during the periods presented.


                                                     At September 30,                     Year Ended September 30,
                                                     ----------------              ----------------------------------------
                                                           1999                                      1999
                                                     ----------------              ----------------------------------------
                                                                                    Average                        Average
                                                        Yield/Rate                  Balance         Interest     Yield/Rate
                                                     ----------------              --------         --------     ----------
                                                                                  (Dollars in Thousands)
Interest-earning assets:
  Total loans, net(1)                                       8.30%                  $ 90,664          $7,762           8.56%
  Mortgage-backed securities                                 --                        --              --              --
  Investment securities                                     5.71                      4,650             280           6.02
 Other interest-earning assets                              5.50                      5,292             271           5.12
                                                          ------                   --------          ------         ------
  Total interest-earning assets                             8.06                    100,606           8,313           8.26
                                                          ------                   --------          ------         ------
Noninterest-earning assets                                                            2,268
                                                                                   --------
    Total assets                                                                    102,874
                                                                                   --------
Interest-bearing liabilities:
  Savings deposits                                          2.53                     15,060             381           2.53
  Other time deposits                                       5.48                     60,836           3,462           5.69
  Borrowed funds                                            5.14                     12,404             639           5.15
                                                          ------                   --------          ------         ------
    Total interest-bearing liabilities                      4.91                     88,300           4,482           5.08
                                                          ------                   --------          ------         ------
Noninterest-bearing liabilities                                                       1,496
                                                                                   --------
    Total liabilities                                                                89,796
                                                                                   --------
Stockholders' equity                                                                 13,078
                                                                                   --------
    Total liabilities and equity                                                    102,874
                                                                                   --------
Net interest-earning assets                                                        $ 12,306
                                                                                   ========
Net interest income/interest rate spread                    3.15%                                    $3,831           3.18%
                                                                                                     ======         ======
Net interest margin(2)                                      3.80%                                                     3.81%
                                                          ======                                                    ======
Ratio of average interest-earning assets
to average interest-bearing liabilities                   115.16%                                                   113.93%
                                                          ======                                                    ======


                                                                         Year Ended September 30,
                                             ---------------------------------------------------------------------------------------
                                                               1998                                           1997
                                             ---------------------------------------        ----------------------------------------
                                              Average                      Average          Average                        Average
                                              Balance       Interest      Yield/Rate        Balance        Interest       Yield/Rate
                                             --------       --------      ----------        -------        --------       ----------
                                                                            (Dollars in Thousands)
Interest-earning assets:
  Total loans, net(1)                        $ 91,487        $8,079           8.83%         $83,912         $7,499            8.94%
  Mortgage-backed securities                       13             1            --               795             50            6.29
  Investment securities                         3,365           210           6.24            3,898            254            6.52
 Other interest-earning assets                  3,852           212           5.50            2,932            167            5.70
                                             --------        ------         ------          -------         ------          ------
  Total interest-earning assets                98,716         8,502           8.61           91,537          7,970            8.71
                                             --------        ------         ------          -------         ------          ------
Noninterest-earning assets                      3,232                                         2,269
                                             --------                                       -------
    Total assets                              102,659                                        93,806
                                             --------                                       -------
Interest-bearing liabilities:
  Savings deposits                             13,762           366           2.66           13,451            352            2.62
  Other time deposits                          60,278         3,572           5.93           54,312          3,263            6.01
  Borrowed funds                                9,577           521           5.44            8,937            523            5.85
                                             --------        ------         ------          -------         ------          ------
    Total interest-bearing liabilities         83,618         4,459           5.33           76,699          4,138            5.40
                                             --------        ------         ------          -------         ------          ------
Noninterest-bearing liabilities                 2,458                                         1,428
                                             --------                                       -------
    Total liabilities                          86,076                                        78,127
                                             --------                                       -------
Stockholders' equity                           16,583                                        15,679
                                             --------                                       -------
    Total liabilities and equity              102,659                                        93,806
                                             --------                                       -------
Net interest-earning assets                  $ 15,098                                       $14,837
                                             ========                                       =======
Net interest income/interest rate spread                     $4,043           3.28%                         $3,832            3.31%
                                                             ======         ======                          ======          ======
Net interest margin(2)                                                        4.10%                                           4.19%
                                                                            ======                                          ======
Ratio of average interest-earning assets
to average interest-bearing liabilities                                     118.06%                                         119.34%
                                                                            ======                                          ======

(1)      Total loans, net includes non-accruing loans.

(2) Net interest margin is net interest income divided by interest-earning assets.

                              RATE/VOLUME ANALYSIS

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Savings Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                            Year Ended September 30,
                                                  ------------------------------------------------------------------------------
                                                           1999 vs. 1998                              1998 vs. 1997
                                                  -----------------------------------       ------------------------------------
                                                       Increase                                  Increase
                                                   (Decrease) Due To                         (Decrease) Due to
                                                  -------------------                       --------------------
                                                                              Total                                     Total
                                                                             Increase                                  Increase
                                                   Rate        Volume       (Decrease)       Rate         Volume       (Decrease)
                                                  ------       ------       ---------       ------        ------       ---------
                                                                                              (In Thousands)
Interest-earnings assets:
  Total loans receivable, net                     $(281)        $ (36)        $(317)        $ (97)        $ 677         $ 580
  Mortgage-backed securities                         --            (1)           (1)           --           (49)          (49)
  Investment securities                             (25)           95            70            (9)          (35)          (44)
  Other interest-earning assets                     (19)           78            59            (7)           52            45
                                                  -----         -----         -----         -----         -----         -----
    Total interest-earning assets                  (325)          136          (189)         (113)          645           532
                                                  -----         -----         -----         -----         -----         -----

Interest-bearing liabilities:
  Savings deposits                                   (2)           17            15            (6)            8            14
  Other time deposits                              (127)           17          (110)          (49)          358           309
  Borrowed funds                                    (12)          130           118           (39)           37            (2)
                                                  -----         -----         -----         -----         -----         -----
    Total interest-bearing liabilities             (141)          164            23           (83)          404           321
                                                  -----         -----         -----         -----         -----         -----
Increase (decrease) in net interest income        $(184)        $ (28)        $(212)        $ (30)        $ 241         $ 211
                                                  =====         =====         =====         =====         =====         =====

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

         GENERAL. The Company's net income amounted to $1,020,000 or $.71 per share for fiscal 1999 compared to $989,000 or $.70 per share for fiscal 1998. The increase of $31,000 or 3.1% in net income for fiscal 1998 was primarily due to a decrease in provision for loan losses, partially offset by a decrease in net interest income.

         NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income decreased $212,000 or 5.2% to $3.8 million for fiscal 1999 compared to fiscal 1998. The decrease in the average interest rate spread to 3.18% for fiscal 1999 compared to 3.28% for fiscal 1998 along with a decrease in average net interest-earning assets of $2.8 million or 18.5% to $12.3 million for fiscal 1999 from $15.1 million for fiscal 1998, both contributed to the decrease in net interest income. The net interest margin for fiscal 1999 was 3.81% compared to 4.10% for fiscal 1998.

         INTEREST INCOME. Interest income amounted to $8.3 million for fiscal 1999, a decrease of $189,000 or 2.2% compared to interest income of $8.5 million for fiscal 1998. Such decrease was primarily due to a decrease in interest income on loans as a result of a decrease in the average balance of loans and by a decrease in the average yield earned on such assets. The average balance of loans receivable decreased $823,000 or 0.9% to $90.6 million for fiscal 1999 compared to $91.5 million for fiscal 1998. The average yield earned on such assets decreased to 8.56% for fiscal 1999 compared to 8.83% for fiscal 1998. The decrease in the average balance of loans receivable was primarily due to the decrease of single-family and multi-family residential mortgage loans.

         INTEREST EXPENSE. Interest expense increased $23,000 or 0.5% to $4.5 million for fiscal 1999 compared to fiscal 1998. The increase was primarily due to an increase in the average balance of borrowed funds of $2.8 million or 29.5% to $12.4 million for fiscal 1999 compared to $9.6 million for fiscal 1998. This was substantially offset by a decrease in overall cost of funds of twenty-five basis points from 5.33% in fiscal year 1998 to 5.08% in fiscal year 1999.

         PROVISION FOR LOAN LOSSES. The provision for loan losses amounted to $68,000 and $285,000 for fiscal 1999 and 1998, respectively. The allowance for loan losses as a percent of total loans and as a percent of non-performing loans was .66% and 27.13%, respectively, for fiscal 1999 compared to .73% and 19.65%, respectively, for fiscal 1998. The decrease in the provision in 1999 was primarily due to the decrease in the Savings Bank's non-performing loans.

         The Savings Bank establishes provisions for loan losses in order to maintain the allowance for loan losses at a level deemed to be appropriate. This level is based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area and generally and other factors related to the collectibility of the Savings Bank's loan portfolio. A significant majority of the Savings Bank's non-performing loans has historically consisted of one-to-four family loans. Due to the stability of the local economy, the lower level of risk involved with such loans and the minimal level of charge-offs, the Savings Bank has maintained its allowance for loan losses at a level deemed adequate by management. However, this level is lower than most industry standards with respect to the allowance as a percent of both total non-performing loans and total loans.

         OTHER INCOME. Other income amounted to $236,000 for fiscal 1999 compared to $279,000 for fiscal 1998, a decrease of $43,000 or 15.4%. Such decrease was primarily due to a decrease in fees and charges.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased $56,000 or 2.2% to $2.4 million for fiscal 1999 compared to fiscal 1998. Such decrease was primarily due to a decrease of $44,000 or 3.1% in compensation and employee benefits and a decrease of $6,000 or 4.0% in franchise and other taxes. The decrease in compensation and employee benefits was primarily due to a decrease in benefits related to the Company's Employee Stock Ownership Plan ("ESOP") and partially offset by normal salary and merit increases. The decrease related to the ESOP was primarily attributable to the release of additional shares of Common Stock in 1998 as a result of the special distribution of $2.75 per share paid in fiscal 1998. Accordingly, the Company expected such costs to decrease in fiscal 1999.

         INCOME TAXES. Total income taxes amounted to $530,000 and $543,000 for fiscal 1999 and 1998, respectively. The effective tax rate was 34.2% and 35.4%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

         GENERAL. The Company's net income amounted to $989,000 or $.70 per share for fiscal 1998 compared to $1.1 million or $.79 per share for fiscal 1997. The decrease of $150,000 or 13.2% in net income for fiscal 1998 was primarily due to an increase in general and administrative expenses and partially offset by an increase in net interest income.

         NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income increased $211,000 or 5.5% to $4.0 million for fiscal 1998 compared to fiscal 1997. The decrease in the average interest rate spread to 3.28% for fiscal 1998 compared to 3.31% for fiscal 1997 was offset by an increase in average net interest-earning assets of $300,000 or 1.3% to $15.1 million for fiscal 1998 from $14.8 million for fiscal 1997. The net interest margin for fiscal 1998 was 4.10% compared to 4.19% for fiscal 1997.

         INTEREST INCOME. Interest income amounted to $8.5 million for fiscal 1998, an increase of $532,000 or 6.7% compared to interest income of $8.0 million for fiscal 1997. Such increase was primarily due to an increase in interest income on loans as a result of an increase in the average balance of loans and partially offset by a decrease in the average yield earned on such assets. The average balance of loans receivable increased $7.6 million or 9.1% to $91.5 million for fiscal 1998 compared to $83.9 million for fiscal 1997. The average yield earned on such assets decreased to 8.83% for fiscal 1998 compared to 8.94% for fiscal 1997. The increase in the average balance of loans receivable was primarily due to the origination of single-family mortgage loans.

         INTEREST EXPENSE. Interest expense increased $321,000 or 7.8% to $4.5 million for fiscal 1998 compared to $4.1 million for fiscal 1997. The increase was primarily due to an increase in the average balance of time deposits of $6.0 million or 11.0% to $60.3 million for fiscal 1998 compared to $54.3 million for fiscal 1997. This was offset by a decrease in overall cost of funds of seven basis points from 5.40% in fiscal year 1997 to 5.33% in fiscal year 1998.

          PROVISION FOR LOAN LOSSES. The provision for loan losses amounted to $285,000 and $137,000 for fiscal 1998 and 1997, respectively. The allowance for loan losses as a percent of total loans and as a percent of non-performing loans was .73% and 19.65%, respectively, for fiscal 1998 compared to .53% and 24.57%, respectively, for fiscal 1997. The increase in the provision in 1998 was primarily due to the increase in the Savings Bank's non-performing loans.

          The Savings Bank establishes provisions for loan losses in order to maintain the allowance for loan losses at a level deemed to be appropriate. This level is based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area and generally and other factors related to the collectibility of the Savings Bank's loan portfolio. A significant majority of the Savings Bank's non-performing loans has historically consisted of one-to-four family loans. Due to the stability of the local economy, the lower level of risk involved with such loans and the minimal level of charge-offs, the Savings Bank has maintained its allowance for loan losses at a level deemed adequate by management. However, this level is lower than most industry standards with respect to the allowance as a percent of both total non-performing loans and total loans.

         OTHER INCOME. Other income amounted to $279,000 for fiscal 1998 compared to $268,000 for fiscal 1997, an increase of $11,000 or 4.1%. Such increase was primarily due to an increase in fees and charges.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $300,000 or 13.6% to $2.5 million for fiscal 1998 compared to $2.2 million for fiscal 1997. Such increase was primarily due to an increase of $233,000 or 19.9% in compensation and employee benefits and an increase of $35,000 or 30.2% in franchise and other taxes. The increase in compensation and employee benefits was primarily due to benefits related to the Company's Employee Stock Ownership Plan ("ESOP") as well as normal salary and merit increases. The increase related to the ESOP was primarily attributable to the release of additional shares of Common Stock in 1998 as a result of the special distribution of $2.75 per share paid in fiscal 1998. Accordingly, the Company believes such costs will decrease in fiscal 1999.

         INCOME TAXES. Total income taxes amounted to $543,000 and $587,000 for fiscal 1998 and 1997, respectively. The effective tax rate was 35.4% and 34.0%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets, which provide liquidity to meet lending requirements. The Company has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Company can borrow funds as needed. At September 30, 1999, the Company had $13.7 million of borrowed funds.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1999, the total approved loan commitments outstanding, excluding construction loans, amounted to $3.6 million. At the same date, the unadvanced portion of construction loans approximated $3.5 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1999 totaled $37.1 million. The Company did not have any investment securities scheduled to mature in one year or less at September 30, 1999. Management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds to meet its current commitments.

         The Savings Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Savings Bank's average quarterly liquidity ratio for September 1999 was 8.36%.

         Federally insured savings institutions are required to satisfy three different OTS capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 4% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and qualifying supervisory goodwill. Core capital is generally reduced by the amount of a savings institution's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles, all of which are currently not relevant to the calculation of Savings Bank's regulatory capital. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage-servicing rights. Under the "prompt corrective actions" regulations of the OTS, a savings bank that has not received the highest possible examination rating may become subject to corrective action if its core capital is less than 4% of its adjusted total assets.

         The Savings Bank substantially exceeded each of the above-described regulatory capital requirements at September 30, 1999.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

         In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners ("Comprehensive income"). Comprehensive income is the total of net income and all other nonowner changes in equity. The Statement is effective for fiscal years beginning after December 15, 1997. Management has adopted this pronouncement and it has not had a material effect on the disclosures or accounting principles of the Company.

         In July 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. The Statement is effective for fiscal years beginning after December 15, 1997. Management has adopted this pronouncement and it has not had a material effect on the disclosures or accounting principles of the Company.

         In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits." Statement No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, and requires additional information on changes in the benefit obligations and fair values of plan assets. This pronouncement had no material effects on the disclosures or accounting principles of the Company.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This pronouncement had no material effects on the disclosures or accounting principles of the Company.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." Statement No. 134 requires entities conducting certain mortgage banking activities to classify mortgage-backed securities retained after a securitization as trading securities. This pronouncement had no material effects on the disclosures or accounting principles of the Company.

YEAR 2000 READINESS

         Because the Savings Bank's operations rely extensively on computer systems, the Savings Bank is addressing problems associated with the possibility that computer systems will not recognize the year 2000 ("Y2K") correctly. The Savings Bank has developed a Year 2000 Plan, which was presented to the Board of Directors in 1997. The Board of Directors appointed a Year 2000 Coordinator, which reports to the Board of Directors quarterly.

         The Savings Bank relies primarily on third-party vendors for its computer output and processing, as well as other significant functions and services, such as securities safekeeping services, ATM service, and wire transfers. The Year 2000 Coordinator has contacted all major vendors to assess their Y2K readiness. Based upon this assessment, the Board of Directors believes that the modifications to existing software and hardware and conversions to new software and hardware, the third-party vendors have taken the appropriate steps to ensure that critical systems will function properly. The modifications and conversions are now complete.

         All date-dependent equipment and related software throughout the Savings Bank have been inventoried and tested for Y2K capabilities. Equipment identified as not being Y2K compatible has been replaced. The cost for this new hardware and software was approximately $35,000.

         If the modifications and conversions by both third-party vendors and the Savings Bank fail to function properly, the operations and financial condition of the Company could be materially adversely affected. The Savings Bank has developed contingency plans for continued operations in the event of system failure.

         In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Y2K, and higher funding costs could result if consumers react to publicity about the issue by withdrawing deposits. The Savings Bank has assessed such risks among its customers. The Company could also be materially adversely affected if other third parties, such as governmental agencies, clearinghouses, telephone companies, utilities and other service providers fail to prepare properly. The Savings Bank has assessed these risks and has taken action to minimize their effect.

STOCK INFORMATION

         The Conversion was completed effective June 27, 1995. In connection with the Conversion, the Company issued 1,573,775 shares of common stock to certain depositors and borrowers of the Savings Bank, an employee benefit plan of the Company and certain other depositors and borrowers.

         At December 1, 1999, the Company had 1,474,321 shares of common stock outstanding which were held by approximately 630 stockholders. Such figure does not reflect the number of beneficial owners of common stock.

         The Company's common stock is quoted on the Nasdaq SmallCap Market under the symbol "FTSB." The high and low bid quotations for the common stock for each of the quarters in fiscal 1998 and 1999 as well as cash dividends declared during these periods were:

                              QUOTATIONS                  DIVIDENDS
                          ------------------       -----------------------------
                          HIGH BID   LOW BID        AMOUNT        PAYMENT DATE
DECEMBER 31, 1997          $15.50     $12.63        .0625     JANUARY 14, 1998
MARCH 31, 1998              15.63      14.13        .0625     APRIL 15, 1998
JUNE 30, 1998               15.75      14.00        .0625     JULY 15, 1998
SEPTEMBER 30, 1998          16.00      11.50       2.7500     SEPTEMBER 15, 1998
SEPTEMBER 30, 1998          16.00      11.50        .0625     OCTOBER 15, 1998
DECEMBER 31, 1998           14.25      10.25        .0625     JANUARY 13, 1999
MARCH 31, 1999              15.38      11.88        .0625     APRIL 13, 1999
JUNE 30, 1999               13.25      10.00        .0625     JULY 14, 1999
SEPTEMBER 30, 1999          16.50      11.50        .0625     OCTOBER 15, 1999

          The bid prices of the Company's common stock reflect inter-dealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                                TABLE OF CONTENTS

                                                                   PAGE
Independent Auditors' Report                                        17


Consolidated Financial Statements

     Consolidated Statements of Financial Condition                 18

     Consolidated Statements of Income                              19

     Consolidated Statements of Stockholders' Equity                20

     Consolidated Statements of Cash Flows                          21

     Notes to the Consolidated Financial Statements                22-49

                                                  250 GRANDVIEW DRIVE, SUITE 300
                                                    FORT MITCHELL, KY 41017-5610
VONLEHMAN & COMPANY INC.
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
                                                   4221 MALSBARY ROAD, SUITE 102
                                                     CINCINNATI, OHIO 45242-5502



                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Fort Thomas Financial Corporation
  and Subsidiary
Fort Thomas, Kentucky



We have audited the accompanying consolidated statements of financial condition of Fort Thomas Financial Corporation and Subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended September 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Thomas Financial Corporation and Subsidiary at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.





Fort Mitchell, Kentucky
October 29, 1999

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                              SEPTEMBER 30,
                                                                         -----------------------
                                                                           1999           1998
                                                                         --------      ---------
Assets
  Cash and Cash Equivalents                                              $    723      $   3,135
  Investment Securities
    Held to Maturity - at Amortized Cost (Market Value of $6,081 and
      $3,762 for 1999 and 1998, Respectively)                               6,241          3,754
  Loans Receivable, Net                                                    88,709         92,795
  Real Estate Owned                                                           248             --
  Office Properties and Equipment - at
    Depreciated Cost                                                          602            493
  Federal Home Loan Bank Stock                                                934            871
  Cash Surrender Value of Life Insurance                                    1,211          1,159
  Accrued Interest Receivable                                                 825            856
  Prepaid and Other Assets                                                     80            112
  Deferred Federal Income Tax Asset                                            86            436
  Prepaid Federal Income Tax Asset                                            190             --
                                                                         --------      ---------
    TOTAL ASSETS                                                         $ 99,849      $ 103,611
                                                                         ========      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits                                                               $ 70,870      $  76,851
  Borrowed Funds                                                           13,739         12,526
  Advances from Borrowers for Taxes and Insurance                             341            270
  Deferred Compensation                                                       597            552
  Accrued Interest Payable                                                     76             72
  Accrued Federal Income Tax Liability                                         --              6
  Other Liabilities                                                           564            621
                                                                         --------      ---------
   TOTAL LIABILITIES                                                       86,187         90,898
                                                                         --------      ---------
STOCKHOLDERS' EQUITY
  Common Stock of $.01 Par Value; 4,000,000 Shares Authorized;
    1,573,775 Shares Issued; 1,474,321 Shares Outstanding as of
    1999 and 1998                                                              16             16
  Additional Paid-In Capital                                                7,659          7,594
  Shares Acquired by Employee Stock Ownership Plan                           (387)          (498)
  Shares Acquired by MRP Trust                                               (428)          (550)
  Retained Earnings - Substantially Restricted                              8,182          7,531
  Treasury Stock                                                           (1,380)        (1,380)
                                                                         --------      ---------

   TOTAL STOCKHOLDERS' EQUITY                                              13,662         12,713
                                                                         --------      ---------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $ 99,849      $ 103,611
                                                                         ========      =========


See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                        (In Thousands, Except Share Data)

                                                       YEARS ENDED SEPTEMBER 30,
                                                    ------------------------------
                                                     1999       1998         1997
                                                    ------     -------      ------
Interest Income
  Interest on Loans                                 $7,762     $ 8,079      $7,499
  Interest on Investment Securities                    280         210         254
  Interest on Mortgage-Backed Securities                --           1          50
  Other Interest and Dividends                         271         212         167
                                                    ------     -------      ------

    Total Interest Income                            8,313       8,502       7,970
                                                    ------     -------      ------

INTEREST EXPENSE
  Deposits                                           3,843       3,938       3,615
  Borrowed Funds                                       639         521         523
                                                    ------     -------      ------

    Total Interest Expense                           4,482       4,459       4,138
                                                    ------     -------      ------

Net Interest Income                                  3,831       4,043       3,832

Provision for Losses on Loans                           68         285         137
                                                    ------     -------      ------

    Net Interest Income After Provision for
      Losses on Loans                                3,763       3,758       3,695
                                                    ------     -------      ------

OTHER INCOME
  Fees and Charges                                     102         143         133
  Other                                                134         136         135
                                                    ------     -------      ------
    Total Other Income                                 236         279         268
                                                    ------     -------      ------
GENERAL AND ADMINISTRATIVE EXPENSES
  Compensation and Employee Benefits                 1,357       1,401       1,168
  Franchise and Other Taxes                            145         151         116
  Federal Insurance Premium                             40          44          71
  Expenses of Premises and Equipment                   198         210         175
  Professional Services, Fees                          205         227         258
  Data Processing and Related Contract Services        178         154         137
  Other Operating Expenses                             326         318         312
                                                    ------     -------      ------
    Total General and Administrative Expenses        2,449       2,505       2,237
                                                    ------     -------      ------
    Income Before Income Tax                         1,550       1,532       1,726

    Federal Income Tax Expense                         530         543         587
                                                    ------     -------      ------
      NET INCOME                                     1,020         989       1,139

Other Comprehensive Income, Net of Tax Effects
  Unrealized Gains (Losses) on AFS Securities           --          (8)         --
                                                    ------     -------      ------
    COMPREHENSIVE INCOME                            $1,020     $   981      $1,139
                                                    ======     =======      ======

    BASIC EPS                                          .71         .70         .79
                                                    ======     =======      ======

    DILUTED EPS                                        .68         .66         .75
                                                    ======     =======      ======

See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                        UNREALIZED
                                            ADDITIONAL   SHARES      SHARES                            GAINS (LOSSES)     TOTAL
                                     COMMON  PAID-IN    ACQUIRED   ACQUIRED BY  RETAINED    TREASURY       ON AFS      STOCKHOLDERS'
                                     STOCK   CAPITAL    BY ESOP     MRP TRUST   EARNINGS      STOCK      SECURITIES      EQUITY
                                     ------  -------   ----------  -----------  --------    --------   --------------  ------------
Balance at September 30, 1996         $16    $ 9,387      $(847)    $(793)       $8,165      $   --       $    8       $15,936
Net Income                             --         --         --        --         1,139          --           --         1,139
ESOP Common Stock Released
   for Allocation                      --         25        103        --            --          --           --           128
Stock Compensation Plan Expense        --         24         --       121            --          --           --           145
Treasury Stock Acquired                --         --         --        --            --      (1,103)          --        (1,103)
Dividends Declared                     --         --         --        --          (452)         --           --          (452)
                                      ---    -------      -----     -----        ------      -------      --------     -------

Balance at September 30, 1997          16      9,436       (744)     (672)        8,852      (1,103)           8        15,793
Net Income                             --         --         --        --           989          --           --           989
Unrealized Gain on AFS Securities
  Net of Tax Effect                    --         --         --        --            --          --           (8)           (8)
ESOP Common Stock Released
   for Allocation                      --         61        246        --            --          --           --           307
Treasury Stock Acquired                --         --         --        --            --        (277)          --          (277)
Stock Compensation Plan Expense        --        210         --       122            --          --           --           332
Dividends Declared                     --     (2,113)        --        --        (2,310)         --           --        (4,423)
                                      ---    -------      -----     -----        ------      -------      --------      -------

Balance at September 30, 1998          16      7,594       (498)     (550)        7,531      (1,380)          --        12,713
Net Income                             --         --         --        --         1,020          --           --         1,020
ESOP Common Stock Released
  for Allocation                       --         63        111        --            --          --           --           174
Stock Compensation Plan Expense        --          2         --       122            --          --           --           124
Dividends Declared                     --         --         --        --          (369)         --           --          (369)
                                      ---    -------      -----     -----        ------      -------      --------      -------

Balance at September 30, 1999         $16    $ 7,659      $(387)    $(428)       $8,182      $(1,380)     $     --      $13,662
                                      ===    =======      =====     =====        ======      =======      ========      ========

See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             YEARS ENDED SEPTEMBER 30,
                                                         -----------------------------------
                                                          1999          1998          1997
                                                         -------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                             $ 1,020      $    989      $  1,139
  Reconciliation of Net Income
    with Cash Flows from Operations
      Allowance for Losses on Loans                           68           285           137
      Depreciation                                            82           106            77
      Deferred Federal Income Taxes                          350          (350)          171
      Amortization                                          (223)         (266)         (292)
      FHLB Stock Dividends                                   (63)          (59)          (52)
      (Gain) Loss on Disposal of Real Estate Owned            (7)           --             4
      ESOP Shares Released                                   174           307           128
      Amortization of Stock Compensation Plans               186           319           145
      Changes In
        Accrued Interest Receivable                           31           (86)         (128)
        Prepaid and Other Assets                              32           (20)           25
        Cash Surrender Value of Life Insurance               (52)          (45)          (46)
        Deferred Compensation                                 45            48           128
        Accrued Interest Payable                               4            13            (1)
        Prepaid/Accrued Federal Income Tax Liability        (196)           34          (114)
        Other Liabilities                                    (57)           29          (307)
                                                         -------      --------      --------

      NET CASH PROVIDED BY OPERATING ACTIVITIES            1,394         1,304         1,014
                                                         -------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from Maturity of Investment Securities          2,500         2,891         3,000
  Purchase of Investment Securities                       (4,987)       (2,860)       (1,988)
  Loan Originations and Repayments, Net                    3,396        (4,531)      (10,375)
  Purchase of FHLB Stock                                      --           (26)          (33)
  Principal Received on Mortgage-Backed Securities            --            --            18
  Proceeds from the Sale of Real Estate Acquired
    through Foreclosure                                      543           184            64
  Purchase of Office Equipment                              (192)          (28)           (4)
                                                         -------      --------      --------

    NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES       1,260        (4,370)       (9,318)
                                                         -------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net Change in Deposits                                  (5,981)        4,993         8,127
  Dividends Paid                                            (369)       (4,423)         (452)
  Common Stock Purchased for Treasury / MRP Trust             --          (277)       (1,103)
  Advance from Borrowers for Taxes and Insurance              71            42            41
  Repayments of Borrowings                                (4,537)      (11,020)       (4,558)
  Proceeds from Borrowings                                 5,750        14,700         6,650
                                                         -------      --------      --------
    NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES      (5,066)        4,015         8,705
                                                         -------      --------      --------
    CHANGES IN CASH AND CASH EQUIVALENTS                  (2,412)          949           401

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               3,135         2,186         1,785
                                                         -------      --------      --------

    CASH AND CASH EQUIVALENTS, END OF YEAR               $   723      $  3,135      $  2,186
                                                         =======      ========      ========

See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - ACCOUNTING POLICIES

    Fort Thomas Financial Corporation (the Company) provides financial services to individuals and corporate customers, and is subject to competition from other financial institutions. The Company is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.

    The Company is a holding company whose activities are primarily limited to holding the stock of Fort Thomas Savings Bank (the Bank). The Bank conducts a general banking business in Northern Kentucky which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside management's control.

    BASIS OF FINANCIAL STATEMENT PRESENTATION

    The consolidated financial statements include the accounts of Fort Thomas Financial Corporation and its subsidiary, Fort Thomas Savings Bank, FSB. All material intercompany balances and transactions have been eliminated in consolidation.

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains appraisals for significant properties.

    A substantial portion of the Bank's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    While management uses available information to recognize losses on foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

    FHLB STOCK

    The Bank, as a member of the Federal Home Loan Bank System, is required by law to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

    INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The Company's investments and mortgage-backed securities are classified in three categories and accounted for as follows:

           Trading Securities

           Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Company currently has no investments in this category.

           Securities Held to Maturity

           Investment securities and mortgage-backed securities for which the Company has the positive intent and ability to hold until maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

           Available for Sale Securities

           Securities available for sale consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as securities to be held to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

    FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

    The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

    LOANS RECEIVABLE

    Loans receivable are stated at unpaid principal balances less the allowance for loan losses, loans in process and deferred loan-origination fees. Interest is accrued as earned unless the collectibility of the loan is in doubt.

    Loans are placed on nonaccrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

    Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on a nonaccrual status.

    The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

    In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was subsequently amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Company's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    The Company adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. With respect to the Company, investment in impaired nonresidential and multifamily residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at this time.

    At September 30, 1999 and 1998, the Company had no loans that would be defined as impaired under SFAS No. 114.

    PROVISION FOR LOSSES

    Provision for losses includes charges to reduce the recorded balances of mortgage loans receivable, uncollected interest and real estate to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Bank's control. It is the opinion of management, however, that adequate provisions have been made for losses on loans and real estate.

    LOAN ORIGINATION FEES

    Loan origination fees net of direct loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans as an adjustment to the yield. In addition, commitment fees are required to be offset against certain related direct loan origination costs and generally recognized over the contractual life of the related loans as an adjustment of yield if the commitment is exercised. If the commitment expires unexercised, the fee is recognized as income upon expiration of the commitment.

    OFFICE PROPERTIES AND EQUIPMENT

    The cost of office properties and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and accelerated methods.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Maintenance and repairs are charged to operations when incurred. Significant betterments and renewals are capitalized. When office properties and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

    The useful lives of office properties and equipment for purposes of computing depreciation are:

                 Office Properties                             15-35   Years
                 Equipment                                      5-10   Years

    REAL ESTATE OWNED

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    FEDERAL INCOME TAXES

    The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    STOCK BENEFIT PLANS

    In conjunction with its common stock offering, the Company implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service. The Company accounts for the ESOP in accordance with Statement of Position

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    (SOP) 93-6, "Employer's Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the plan totaled approximately $174,000, $307,000 and $128,000 for the years ended September 30, 1999, 1998, and 1997, respectively.

    The Company also has a Management Recognition Plan (MRP). Subsequent to the offering, the MRP purchased 62,951 shares of common stock in the open market. During fiscal year 1999, 8,560 shares available, under the plan, were issued to executive officers and members of the Board of Directors of the Company. Common stock granted under the MRP vests ratably over a five year period, commencing in December 1996. Provisions of $124,000, $332,000, and $145,000 related to the MRP were charged to expense for the fiscal years ended September 30, 1999,1998 and 1997, respectively.

    Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 110,164 shares of common stock at fair market value at the date of grant. During previous years, the Company granted options to purchase shares to members of the Board of Directors and executive officers at fair value according to the following table:

                                                          Exercise
            Date Issued                 Shares             Price
            -----------                 ------             -----
               1996                     107,016           $  6.91
               1997                       3,148             12.82
                                        -------
                                        110,164
                                        =======

    As of September 30, 1999, none of the stock options granted have been exercised.

    ADVERTISING

    Advertising costs are expensed as incurred. Advertising costs totaled $67,572, $44,719 and $45,447 for the years ended September 30, 1999, 1998 and 1997, respectively.

    TREASURY STOCK

    Treasury stock is shown at cost, and in 1999, 1998, and 1997 consists of 99,454, 99,454, and 78,689 shares of common stock, respectively.

    RECLASSIFICATIONS

    Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 2 - CASH FLOWS INFORMATION

     For purposes of the cash flows statement, cash includes cash and cash equivalents on hand and in demand and time accounts and certificates of deposit with three months or less maturity.

     Cash paid for interest and income taxes was as follows:

                                                Years Ended
                                                September 30,
                                        ----------------------------
                                         1999       1998       1997
                                        ------     ------     ------
                                                (In Thousands)
            Interest                    $4,479     $4,139     $3,487
                                        ======     ======     ======

            Income Taxes                $  358     $  530     $  481
                                        ======     ======     ======

    The Company had noncash investing or financing activities as follows:

            Real Estate Acquired
             through Foreclosure
             of Mortgage Loans          $936        $283        $64
                                        ====        ====        ===

            FHLB Stock Dividend
              Received                  $ 63        $ 59        $52
                                        ====        ====        ===

    The balance in cash and cash equivalents as of and September 30, 1999, 1998 and 1997 consists of the following:


            Cash on Hand                    $357        $  194        $  167
            Cash in Demand Accounts:
              Interest Bearing               305         2,498         1,947
              Non-Interest Bearing            61           443            72
                                            ----        ------        ------

                Totals                      $723        $3,135        $2,186
                                            ====        ======        ======


NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    Investment securities held to maturity as of September 30, 1999 and 1998 consist of the following:

                                                     Gross        Gross       Estimated
                                     Carrying      Unrealized   Unrealized     Market
                                       Value         Gains        Losses        Value
                                       -----         -----        ------        -----
                                                       (In Thousands)
            1999
            ----
            U.S. Government and
             Federal Agencies          $6,241        $   --        $160        $6,081
                                       ======        ======        ====        ======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
                                 (CONTINUED)

                                                                     Gross                Gross         Estimated
                                                      Carrying     Unrealized           Unrealized       Market
                                                        Value         Gains               Losses          Value
                                                        -----         -----               ------           -----
                                                                          (In Thousands)
       1998
       ----
       U.S. Government and
        Federal Agencies                                $3,754          $ 9                 $ 1          $3,762
                                                         =====           ==                  ==           =====


    The following is a summary of maturities of securities held-to-maturity as of September 30, 1999:

                                                                                      Carrying          Estimated
                                                                                        Value           Fair Value
                                                                                      --------          ----------
                                                                                          (In Thousands)
           Over One Year Through Five Years                                             $5,500           $5,340
           Over Five Through Ten Years                                                       -                -
           Over Ten Years                                                                  741              741
                                                                                        ------           ------

                                                                                        $6,241           $6,081
                                                                                        ======           ======


NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

    The balances in loans receivable as of September 30, 1999 and 1998 are as follows:

                                                                                          September 30,
                                                                                 ------------------------------
                                                                                  1999                    1998
                                                                                 -------                -------
                                                                                         (In Thousands)
       Real Estate Mortgage Loans:
            One to Four Family                                                   $76,468                $78,969
            Multi-Family Residential                                               5,600                 11,070
            Land and Construction:
              Residential                                                          6,215                  5,531
              Commercial                                                           3,969                   -
       Consumer Loans:
            Savings Accounts Loans                                                   721                    665
            Other Consumer Loans                                                     392                    449
                                                                                 -------                -------

       Total                                                                      93,365                 96,864
       Less:
            Loans in Process                                                       3,489                  2,572
            Deferred Loan Origination Fees                                           553                    613
            Allowances for Losses                                                    614                    704
                                                                                 -------                -------

       Loans Receivable - Net                                                    $88,709                $92,795
                                                                                 =======                =======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES
                (CONTINUED)

    A summary of activity in the allowance for loan losses at September 30, 1998, 1997 and 1996 is as follows:

                                                                     1999                 1998                 1997
                                                                     -----                -----                ----
                                                                                     (In Thousands)
       Balance at Beginning of the Year                              $ 704                $ 476                $366
       Additions to Allowance                                           68                  285                 137
       Recoveries (Charge Offs) During the Year                       (158)               (  57)               ( 27)
                                                                     -----                -----                ----

           Balance at End of the Year                                $ 614                $ 704                $476
                                                                     =====                =====                ====

    At September 30, 1999, 1998 and 1997 the Bank had non-accrual loans of approximately $2,263,000, $3,519,000 and $1,937,000, respectively. Had interest been recognized on these loans at the original rates, interest income would have increased approximately $63,000, $102,000 and $76,900 in 1999, 1998 and 1997, respectively. The Bank has no commitments to loan additional funds to the borrowers of non-accrual loans.

    The Bank accounts for mortgage servicing rights in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Bank recognize as separate assets, rights to service mortgage loans for others.

    The Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $1,567,000 and $1,656,000 at September 30, 1999 and 1998, respectively.


NOTE 5 - ACCRUED INTEREST RECEIVABLE

    A breakdown of accrued interest receivable is as follows:

                                                                          September 30,
                                                                    --------------------------
                                                                    1999                  1998
                                                                    ----                  ----
                                                                          (In Thousands)
           Loans Receivable                                         $716                  $793
           Investments                                               109                    63
                                                                    ----                  ----

               Total                                                $825                  $856
                                                                    ====                  ====


NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

    The balance in office properties and equipment as of September 30, 1999 and 1998 consists of the following:

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

                                                                           September 30,
                                                                    ---------------------------
                                                                     1999                 1998
                                                                    ------               ------
       Land                                                         $   98               $   98
       Buildings and Improvements                                      940                  807
       Furniture and Equipment                                         709                  651
                                                                    ------               ------
                                                                     1,747                1,556
       Accumulated Depreciation                                     (1,145)              (1,063)
                                                                    ------               ------
            Office Properties and Equipment at
              Depreciated Cost                                      $  602               $  493
                                                                    ======               ======

NOTE 7 - BORROWED FUNDS

    The Bank has two long-term advances from the FHLB. These two advances accrue interest at 5.30% and 5.55%, respectively. Monthly principal and interest payments on these loans are approximately $16,000 each. These loans mature October, 2008.

    The Bank has a long-term advance from the FHLB for $5,500,000. This loan accrues interest at 5.1%. Interest only payments are due each month. This loan matures in March, 2008.

    The Bank has a long-term advance from the FHLB for $4,000,000. This loan accrues interest at 4.82%. Interest only payments are due each month. This loan matures in October, 2008.

    The Bank has three short-term advances from the FHLB, totaling $1,750,000. All three of these advances accrue interest at 5.59%. Interest only payments are due each month. These advances mature in December, 1999.

    These advances are collateralized by the Bank's Federal Home Loan Bank stock and first mortgage loans. Payment of these loans prior to their due date could result in a prepayment penalty.

    The Bank had a short-term loan from Fifth Third Bank for $4,000,000 with interest at the prime rate (8.25% at September 30, 1998). This loan was paid off in December 1998.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Maturities for the next five years and thereafter are as follows:

                  Maturing in Years                          Long-Term             Short-Term
                Ending September 30,                         Borrowings             Borrowings           Total
                --------------------                         ----------            -----------          -------
                                                                  (In Thousands)
                         2000                                  $   218                 $1,750           $ 1,968
                         2001                                      230                      -               230
                         2002                                      243                      -               243
                         2003                                      256                      -               256
                         2004                                      271                      -               271
                   Thereafter                                   10,771                      -            10,771
                                                               -------                 ------           -------

                                                               $11,989                 $1,750           $13,739
                                                               =======                 ======           =======


NOTE 8 - DEPOSITS

    A breakdown of deposit balances by interest rate and major type as of September 30, 1999 and 1998 is as follows:

                                                                                 September 30,
                                                        --------------------------------------------------------------
                                                                 1999                                     1998
                                                        -----------------------                 ----------------------
    Deposit Type and Weighted                           Amount          Percent                 Amount         Percent
      Average Interest Rate                             ------          -------                 ------         -------
                                                                       (In Thousands, Except Percents)
    Passbooks - 2.75% in 1999
       and 1998                                         $ 8,499           11.9%                 $ 8,239         10.7%
    Money Market Deposit
      Accounts - 2.74% in
       1999 and 1998                                      2,120            3.0                    2,311          3.0
    Now Accounts - 2.002% and 2.16%
       in 1999 and 1998, Respectively                     4,223            6.0                    3,974          5.2
                                                        -------          -----                  -------        -----

    Total Demand, Transaction and
      Passbook Deposits                                  14,842           20.9                   14,524         18.9
                                                        -------          -----                  -------        -----

    Certificates of Deposit
       4.01% - 5.00%                                     15,012           21.2                    1,506          2.0
       5.01% - 6.00%                                     31,834           44.9                   30,346         39.5
       6.01% - 7.00%                                      9,182           13.0                   30,475         39.6
                                                        -------          -----                  -------        -----

   Total Certificates of Deposits                        56,028           79.1                   62,327         81.1
                                                        -------          -----                  -------        -----

          Totals                                        $70,870          100.0%                 $76,851        100.0%
                                                        =======          =====                  =======        =====

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    The aggregate amount of deposits with a minimum denomination of $100,000 was approximately $6.9 million and $8.2 million at September 30, 1999 and 1998, respectively. Deposits of $100,000 or less are insured by the FDIC. Non-interest bearing deposit accounts totaled approximately $520,000 and $316,000 for September 30, 1999 and 1998, respectively.

    Savings deposit customers are primarily Northern Kentucky area individuals and businesses.

    Interest expense on deposits is summarized as follows:

                                                                 1999             1998                1997
                                                                ------           ------              ------
                                                                             (In Thousands)
       Passbook Savings Accounts                                $  242           $  223              $  217
       Money Market Deposit Accounts                                68               74                  72
            Certificates of Deposit                              3,460            3,572               3,263
       Now Accounts                                                 73               69                  63
                                                                ------           ------              ------

            Interest Expense on Deposits                        $3,843           $3,938              $3,615
                                                                ======           ======              ======


    At September 30,1999, the scheduled maturities of certificates of deposits are as follows:

                                                                                             Weighted
              Certificates Maturing In                                                   Average Interest
                   September 30,                                   Amount                      Rate
              ------------------------                             ------                -----------------
                                                                        (In Thousands, Except Percents)

                       2000                                          $37,078                   5.4%
                       2001                                           11,165                   5.5
                       2002                                            3,915                   5.7
                       2003                                            1,998                   5.8
                       2004                                            1,862                   5.4
                    Thereafter                                            10                   5.1
                                                                     -------                   ---

            Total Certificates of Deposit                            $56,028                   5.5%
                                                                     =======                   ===


NOTE 9 - RETAINED EARNINGS

   The Bank was allowed (until fiscal 1996) a special bad debt deduction for federal income tax purposes limited to a certain percentage of otherwise taxable income. This deduction is subject to certain limitations based on aggregate loans and savings account balances. If the amounts that qualified for this deduction are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings include approximately $1.7 million for which federal income tax has not been provided.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

   Under new legislation passed August, 1996, the special bad debt deduction was repealed for thrift institutions. The legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since 1988. The Bank has provided for a deferred tax liability for special bad debt deductions since 1988.


NOTE 10 - RETIREMENT PLANS

   The Company provides for death benefits (prior to retirement) or pensions for eligible employees through its participation in the multiemployer savings and loan industry noncontributory defined benefit retirement plan. This multiemployer plan does not provide information on funding by employer, but as of September 30, 1999 and 1998, the plan was fully funded. Pension expense was $17,191, $11,492 and $11,304 for the years ended September 30, 1999, 1998 and 1997, respectively. The Company's policy is to fund pension costs when accrued.

   The Company participates in a Profit Sharing and 401(k) Plan. Employees are eligible to participate in the 401(k) Plan after completing one year of service with the Company and attaining age 21. The 401(k) Plan permits participants to make voluntary tax deferred contributions in an amount up to 15% of their annual base compensation. The Company makes matching contributions in an amount equal to 50% of each participant's contributions that do not exceed 4% of compensation.

   In addition, the Company may make discretionary contributions to the 401(k) Plan which would be allocated to the accounts of plan participants in proportion to each participant's compensation for the plan year. All amounts deferred by employees are 100% vested. Vesting of matching and discretionary contributions is 100% vested after five years of service. The Company contributed $12,672, $10,568 and $10,563 to the 401(k) plan during the years ended September 30, 1999, 1998 and 1997, respectively.


NOTE 11 - DEFERRED COMPENSATION PLANS

   The Company has entered into a non-qualified deferred compensation plan with certain of its officers. Under the plan, in return for the officers relinquishing the right to a portion of their current earnings, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn over a period of 180 months upon normal retirement. The retirement benefit is calculated based upon the amount of compensation deferred by the officers over a ten year period, together with a corresponding match by the association of one-third of the deferral. Both the deferral and the match accrue interest at 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 2005 and 2033.

   The Company also entered into a non-qualified deferred compensation plan with certain of its directors. Under the plan, in return for the directors relinquishing the right to a portion of their current fees, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn upon retirement over a period of 60 to 120 months. The retirement benefit is calculated based upon the amount of fees deferred

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
   by the directors over a five year period together with interest accrued on this deferral of 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 1998 and 2029.

   During the years ended September 30, 1999, 1998 and 1997, the net periodic pension costs, including accrued interest and company match, under these plans were as follows:

                                                                                         September 30,
                                                                      ------------------------------------------------
                                                                       1999                1998                 1997
                                                                      -------            --------             --------
                                                                                      (In Thousands)
    Deferred Compensation -
      Officers and Directors                                            $  8                $ 13                $ 73
    Company Match - Officers                                               2                   2                   2
    Interest Accrued on Balance                                           69                  64                  53
    Benefit Payments                                                     (34)                (31)                 --
                                                                        ----                ----                ----

       Net Periodic Pension Costs                                       $ 45                $ 48                $128
                                                                        ====                ====                ====

    The total accrued liability for these plans at September 30, 1999 and 1998 was $597,000 and $552,000, respectively. This liability is included in these financial statements. The funding of these plans is to come from the general assets of the Company.

    In conjunction with the formation of these plans, the Company purchased life insurance on the participants. The contracts are owned by the Company and the officers and directors have no ownership rights to them. As of September 30, 1999 and 1998, the cash surrender value of these insurance contracts was $1,211,000 and $1,159,000, respectively. The increase in the cash surrender value of the life insurance for the years ended September 30, 1999, 1998 and 1997 was $52,000, $45,000 and $46,000, respectively. This increase is recorded as income by the Company.


NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

   The Company has established an ESOP for its employees. As part of the Conversion, the ESOP borrowed funds from the Company. The loan was equal to 100% of the aggregate purchase price of the Common Stock acquired by the ESOP. The loan to the ESOP is being repaid principally from the Company's and the Bank's contributions to the ESOP, and the collateral for the loan is the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is a fixed rate of 9.0%. The Company may, in any plan year, make additional discretionary contributions for the benefit of the plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company.

   Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

   Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation. Forfeitures are reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Participants vest in their right to receive their account balances within the ESOP at the rate of 20% per year starting with the completion of three years of service and will be 100% vested upon the completion of seven years of service. Credit is given for years of service with the Company prior to adoption of the ESOP.

   Accounting principles requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. Since the ESOP borrowed from the Company, such obligation is not treated as a liability, but is excluded from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

   The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

   The fair value of the 38,669 unearned ESOP shares at September 30, 1999 was approximately $604,203. Shares committed to be released during 1999 were 11,150. Shares allocated during the current year were 24,569.

   The fair value of the 49,818 unearned ESOP shares at September 30, 1998 was approximately $622,725. Shares committed to be released during 1998 were 24,569. Shares allocated during 1998 were 10,289.


NOTE 13 - INCOME TAXES

    A reconciliation of income tax expense at the statutory rate (34% for all periods) to income tax expense at the Company's effective rate is as follows:

                                                       September 30,
                                              -------------------------------
                                              1999         1998          1997
                                              ----         ----         -----
                                                     (In Thousands)
        Computed Tax at the Expected
             Statutory Rate                   $527         $521          $587
        Nondeductible Expenses                   3            3             2
        Other Differences                       --           19            (2)
                                              ----         ----         -----

             Income Tax Expense               $530         $543         $ 587
                                              ====         ====         =====

             Effective Income Tax Rate        34.2%        35.4%         34.0%
                                              ====         ====         =====

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    The components of income tax expense are summarized as follows:

                                                       September 30,
                                              ------------------------------
                                              1999         1998          1997
                                              ----        -----         ----
                                                      (In Thousands)
        Current Tax Expense                   $180         $893         $416
        Deferred Tax (Benefit) Expense         350         (350)         171
                                              ----        -----         ----

        Income Tax Expense                    $530        $ 543         $587
                                              ====        =====         ====

   Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax asset at September 30, 1999 and 1998 are as follows:

                                                                                    September 30,
                                                                                  ----------------
                                                                                  1999         1998
                                                                                  ----        ----
                                                                                   (In Thousands)
               Deferred Compensation Agreements (Deductible When
                 Paid for Taxes)                                                  $203        $188
               Allowance for Loan Losses                                           209         239
               Holding Company Loss Carryforward                                    --         350
               Accumulated Amortization of Stock Compensation Plans                153          40
               Other                                                                --          72
                                                                                  ----        ----

                    Deferred Tax Asset                                             565         889
                                                                                  ----        ----

               Federal Home Loan Bank Stock (Income Tax Payable
                 When Shares Received as Stock Dividends are Sold)                 209         187
               Special Tax Bad Debt Deduction                                      128         160
               Real Estate and Equipment (Depreciation Method Differences)           2           5
               Book Value of CSV of Life Insurance in Excess of
                 Tax Basis                                                         118         101
               Other                                                                22          45
                                                                                  ----        ----

                    Deferred Tax Liability                                         479         453
                                                                                  ----        ----

                          Net Deferred Income Tax Asset                           $ 86        $436
                                                                                  ====        ====


NOTE 14 - RELATED PARTY TRANSACTIONS

    The Bank has mortgage loans outstanding with various officers, directors and employees. Loans are granted at interest rates and fees which are 1% below the Bank's normal lending rate, but are above its cost of funds. All these loans require board approval and will be repaid with regular monthly payments in the ordinary course of business until the loans are paid off.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Activity for the year is as follows:

                                                                   (In Thousands)
            Balance at September 30, 1998                              $928
            New Loans Made                                              275
            Payments Made                                              (368)
                                                                       ----

                Balance at September 30, 1999                          $835
                                                                       ====

    The Company had deposits from various officers, directors, and employees totaling $986,000 and $978,000 as of September 30, 1999 and 1998,
    respectively.

    The Company's attorney and legal counsel serves on the Board of Directors of the Company and is paid approximately $160,000 annually for services rendered. The majority of these fees are reimbursed to the Bank as part of loan costs passed through to the Bank's customers. A member of the Board of the Directors of the Company is an insurance agent and presently assists in placing the Bank's insurance coverage. Another member of the Board provides appraisal services and is paid approximately $20,000 annually.


NOTE 15 - LOAN COMMITMENTS

    The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally includes a mortgage interest in real estate as security.

    As of September 30, 1999, the Bank had fixed and adjustable rate loan commitments as follows:

                                                     Fixed        Adjustable        Total
                                                     -----        ----------        -----
                                                        (In Thousands, Except Percents)
    First Mortgage Loans on
      One to Four Family Residential Property        $1,039         $2,405         $3,444
       Land and Commercial Loans                         --            128            128
                                                     ------         ------         ------

         Total Loan Commitments                      $1,039         $2,533         $3,572
                                                     ======         ======         ======

        Weighted Average Interest Rates                 9.0%           7.9%           8.2%
                                                     ======         ======         ======


NOTE 16 - INTEREST RATE RISK

  The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1999, the Bank's assets consist of significant amounts that earn interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

  At September 30, 1999, the Bank had interest earning assets of approximately $97.4 million having a weighted average effective yield of 8.06% and with durations of up to 30 years, and interest bearing liabilities of approximately $84.6 million having a weighted average effective interest rate of 4.91% and with duration of up to 11 years.

   At September 30, 1998, the Bank had interest earning assets of approximately $101.1 million having a weighted average effective yield of 8.53% and with durations of up to 30 years, and interest bearing liabilities of approximately $85.4 million having a weighted average effective interest rate of 5.39% and with durations of up to 12 years. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repriced faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 17 - RECONCILIATION OF NET INCOME AND RETAINED EARNINGS

    A reconciliation of the amounts reported to the Office of Thrift Supervision
    (OTS) for the Bank and amounts in these audited financial statements is as follows:

                                                            September 30,
                                              ---------------------------------------
                                                1999           1998            1997
                                              -------         -------         -------
                                                          (In Thousands)
    Net Income
      Per OTS Report                          $ 1,338         $ 1,227         $ 1,200
    Adjustments Made
       Federal Income Tax                         (67)              4             (17)
       Contributions                               (4)             --              --
       Depreciation                                (4)            (37)             --
       Federal Deposit Insurance                  (11)             --              --
                                              -------         -------         -------

                                                1,252           1,194           1,183
    Net Loss of Holding Company After
       Eliminating Entries                       (232)           (205)            (44)
                                              -------         -------         -------

    Net Income Per Consolidated
       Statements of Income                   $ 1,020         $   989         $ 1,139
                                              =======         =======         =======

    Retained Earnings
       Per OTS Report                         $ 5,194         $ 8,119         $ 7,009
    Adjustments Made
       Federal Income Tax                         (67)              4             (17)
       Contributions                               (4)             --              --
       Depreciation                                (4)            (37)             --
       Federal Deposit Insurance                  (11)             --              --
                                              -------         -------         -------

                                                5,108           8,086           6,992
    Retained Earnings (Accumulated
       Deficit) of Holding Company
       After Eliminating Entries                3,074            (555)          1,860
                                              -------         -------         -------

    Retained Earnings Per Consolidated
       Statements of Financial
         Condition                            $ 8,182         $ 7,531         $ 8,852
                                              =======         =======         =======


NOTE 18 - REGULATORY CAPITAL REQUIREMENTS

    The Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    These guidelines divide the capital into two tiers. The first tier ("Tier
    1), includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ration of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

    As of September 30, 1999, management believes that the Bank met all capital adequacy requirements to which it is subject.

                                                                                   For Capital
                                                 Actual                         Adequacy Purposes
                                         ---------------------          ---------------------------------
                                         Amount          Ratio          Amount                      Ratio
                                         ------          -----          ------                      -----
                                                               (Dollars in Thousands)
    Total Capital
      (to Risk-Weighted Assets)          $13,222          19.9%          $5,317           greater than or equal to 8.0%

    Tier I Capital
      (to Risk-Weighted Assets)           12,608          19.0            2,659           greater than or equal to 4.0

    Tier I Leverage                       12,608          12.8            3,946           greater than or equal to 4.0

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the primary market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE 19 - EARNINGS PER SHARE

    Basic earnings per share amount for the year ended September 30, 1999 is based upon the average outstanding shares of the Company reduced by the unreleased shares of the ESOP (see ESOP note).

    Diluted earnings per share amount for the year ended September 30, 1999 is based upon the basic shares outstanding, plus stock options and unissued shares of MRP outstanding.

    The basic average number of shares outstanding was 1,428,395 and 1,405,456 for the years ended September 30, 1999 and 1998, respectively. The diluted average number of shares outstanding was 1,502,263 and 1,494,999 for the years ended September 30, 1999 and 1998, respectively.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 20 - DIVIDENDS

    During the years ended September 30, 1999, 1998 and 1997, the Company declared dividends of $.25, $3.00 and $.30 per common share, respectively. Of the 1998 amount, $1.43 per share was paid from funds retained by the Company in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Company charged the return of capital dividend to additional paid-in capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Company's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $1.43 of the 1998 fiscal year dividends constitute a tax-free return of capital.


NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1999:

       Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

       Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

       Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

       Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

       Deposits: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values of fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for similar deposits.

       Borrowed Funds: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

       Cash Surrender Value of Life Insurance: The carrying amount presented in the consolidated financial statements is deemed to approximate fair value.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30, 1999, are as follows:

                                                     Carrying           Fair
                                                       Value            Value
                                                      -------          -------
                                                           (In Thousands)
    Financial Assets
      Cash and Cash Equivalents                       $   723          $   723
      Investment Securities                             6,241            6,081
      Loans Receivable                                 88,709           90,501
      Stock in Federal Home Loan Bank                     934              934
      Cash Surrender Value of Life Insurance            1,211            1,211
                                                      -------          -------

                                                      $97,818          $99,450
                                                      =======          =======

    Financial Liabilities
      Deposits                                        $70,870          $71,020
      Advances from FHLB and Other
        Borrowings                                     13,739           13,757
      Advances from Borrowers
        for Taxes and Insurance                           341              341
                                                      -------          -------

                                                      $84,950          $85,118
                                                      =======          =======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 22 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Company's quarterly results for the years ended September 30, 1999 and 1998.

                                                              Three Months Ended
                                         ------------------------------------------------------------
                                         December 31,     March 31,       June 30,      September 30,
                                         ------------     ---------       --------      -------------
    1999
    Total Interest Income                  $2,164          $2,104          $2,071          $1,974
    Total Interest Expense                  1,194           1,138           1,094           1,056
-------------------------------------------------------------------------------------------------

    Net Interest Income                       970             966             977             918
    Provision for Losses on Loans              12              12              32              12
    Other Income                               60              54              63              59
    General, Administrative and
      Other Expense                           563             665             584             637
-------------------------------------------------------------------------------------------------

    Earnings Before Income Taxes              455             343             424             328
    Federal Income Taxes                      160             131             151              88
-------------------------------------------------------------------------------------------------

    Net Earnings                           $  295          $  212          $  273          $  240
=================================================================================================

    Earnings Per Share:
      Basic                                $  .21          $  .15          $  .19          $  .16
=================================================================================================

      Diluted                              $  .20          $  .14          $  .18          $  .16
=================================================================================================

    1998
    Total Interest Income                  $2,076          $2,118          $2,174          $2,134
    Total Interest Expense                  1,108           1,131           1,105           1,115
-------------------------------------------------------------------------------------------------

    Net Interest Income                       968             987           1,069           1,019
    Provision for Losses on Loans              12              12             157             104
    Other Income                               75              62              88              54
    General, Administrative and
      Other Expense                           556             645             547             757
-------------------------------------------------------------------------------------------------

    Earnings Before Income Taxes              475             392             453             212
    Federal Income Taxes                      169             144             158              72
-------------------------------------------------------------------------------------------------

    Net Earnings                           $  306          $  248          $  295          $  140
=================================================================================================

    Earnings Per Share:
      Basic                                  0.22            0.18            0.21            0.09
=================================================================================================

      Diluted                                0.21            0.17            0.20            0.08
=================================================================================================

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS
                FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Fort Thomas Financial Corporation as of September 30, 1999 and 1998, and the results of operations and cash flows for the years ended September 30, 1999, 1998 and 1997.

                        FORT THOMAS FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                            September 30,
                                                                    ---------------------------
                                                                      1999               1998
                                                                    --------           --------
                                     ASSETS
    ASSETS
       Cash and Cash Equivalents                                    $    276           $    399
       Investment Securities Held to Maturity - at Cost                  741                753
       Investment in Fort Thomas Savings Bank                          8,544             11,722
       Loan Receivable - ESOP                                            387                498
       Other Assets                                                      459                339
                                                                    --------           --------

           TOTAL ASSETS                                             $ 10,407           $ 13,711
                                                                    ========           ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
    LIABILITIES
       Borrowed Funds                                               $     --           $  4,000
       Other Liabilities                                                 422                463
                                                                    --------           --------

           TOTAL LIABILITIES                                             422              4,463
                                                                    --------           --------

    STOCKHOLDERS' EQUITY
       Common Stock and Additional Paid-In Capital                     7,661              7,247
       Treasury Stock                                                 (1,380)            (1,380)
       Retained Earnings                                               3,704              3,381
                                                                    --------           --------

           TOTAL STOCKHOLDERS' EQUITY                                  9,985              9,248
                                                                    --------           --------

           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 10,407           $ 13,711
                                                                    ========           ========

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS
                 FINANCIAL CORPORATION (CONTINUED)

                                         FORT THOMAS FINANCIAL CORPORATION
                                               STATEMENTS OF INCOME
                                                  (IN THOUSANDS)

                                                               Years Ended September 30,
                                                      -------------------------------------------
                                                       1999               1998              1997
                                                      -------           -------           -------
    REVENUE
       Interest Income                                $    92           $   104           $   190
       Equity in Earnings of Fort Thomas
           Savings Bank                                 1,236             1,294             1,183
                                                      -------           -------           -------

           Total Revenue                                1,328             1,398             1,373

    GENERAL AND ADMINISTRATIVE EXPENSES                   428               566               133
                                                      -------           -------           -------

           Net Income Before Income Taxes                 900               832             1,240

    Federal Income Tax (Benefit)                         (120)             (157)             (101)
                                                      -------           -------           -------

           Net Income Before Dividend Income            1,020               989             1,139

    Dividend Income From Fort Thomas
       Savings Bank                                     4,200                --             3,000
                                                      -------           -------           -------

           NET INCOME                                 $ 5,220           $   989           $ 4,139
                                                      =======           =======           =======

                        FORT THOMAS FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  Years Ended September 30,
                                                                       -------------------------------------------
                                                                         1999              1998             1997
                                                                       -------           -------           -------
    CASH FLOWS FROM OPERATING ACTIVITIES
        Net Income Before Dividend Income                              $ 1,020           $   989           $ 1,139
        Reconciliation of Net Income with
           Cash Flows from Operations:
               Undistributed Earnings of Consolidated
                 Subsidiary                                             (1,236)           (1,294)           (1,183)
               Deferred Federal Income Tax                                 350              (155)              (89)
               Amortization of Stock Compensation Plans                     86               109               145
               Shares Released to ESOP                                     174               307               128
               Changes In
                 Accrued Interest Receivable                                --                10               (15)
                 Accrued Federal Income Tax Asset (Liability)             (470)               --               (97)
                 Other Liabilities                                         (41)               (8)               91
                                                                       -------           -------           -------

        NET CASH PROVIDED BY OPERATING ACTIVITIES                         (117)              (42)               97
                                                                       -------           -------           -------

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY


NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS
                 FINANCIAL CORPORATION (CONTINUED)

                        FORT THOMAS FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       Years Ended September 30,
                                                              -------------------------------------------
                                                                1999              1998             1997
                                                              -------           -------           -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from Repayment of Loan to ESOP                       163               370               127
    Purchase of Investment Securities                              --              (753)               --
    Maturity of Investment Securities                              --                --               494
    Maturity of Mortgage-Backed Securities                         --               799                --
    Principal Received on Mortgage-Backed Securities               --                --               (17)
                                                              -------           -------           -------

    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES              163               416               604
                                                              -------           -------           -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends Paid                                               (369)           (4,423)             (452)
    Dividends Received                                          4,200                --             3,000
    Treasury Stock Purchased                                       --              (277)           (1,103)
    Repayment of Borrowings                                    (4,000)               --            (2,300)
    Proceeds from Borrowings                                       --             4,000                --
                                                              -------           -------           -------

    NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES             (169)             (700)             (855)
                                                              -------           -------           -------

    CHANGES IN CASH AND CASH EQUIVALENTS                         (123)             (326)             (154)

    CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                399               725               879
                                                              -------           -------           -------

       CASH AND CASH EQUIVALENTS, END OF PERIOD               $   276           $   399           $   725
                                                              =======           =======           =======


NOTE 24 - SUBSEQUENT EVENT

    On December 21, 1999 the Company and The Bank of Kentucky Financial Corporation agreed in principle that all of the Company's outstanding common stock would be acquired by The Bank of Kentucky Financial Corporation in a business combination expected to be accounted for as a pooling of interests. Upon approval of the Company's shareholders and regulatory agencies, shareholders of the Company will receive .5645 shares of The Bank of Kentucky Financial Corporation's common stock for each of their shares of the Company's common stock.

FORT THOMAS FINANCIAL CORPORATION
FORT THOMAS SAVINGS BANK, F.S.B.


DIRECTORS

LARRY N. HATFIELD
Director, President and
Chief Executive Officer

ROBERT L. GRIMM
Chairman of the Board

HAROLD A. LUERSEN
Managing Partner
Luersen & Luersen
Fort Thomas, Kentucky

DON J. BECKMEYER
President
Beckmeyer Insurance Agency, Inc.
Newport, Kentucky

J. STEVEN MCLANE
President
Disney-McLane, Inc.
Cincinnati, Ohio


BANKING LOCATIONS

MAIN OFFICE:

25 North Fort Thomas Avenue
Fort Thomas, Kentucky

BRANCH OFFICE:

7612 Alexandria Pike
Alexandria, Kentucky

OFFICERS

LARRY N. HATFIELD
Director, President and
Chief Executive Officer

J. MICHAEL LONNEMANN
Vice President and Secretary

STOCKHOLDER INFORMATION

      Fort Thomas Financial Corporation is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Fort Thomas Savings Bank, F.S.B. The Savings Bank is a federally-chartered, SAIF-insured savings institution operating through its two full-service offices. The Company's headquarters is located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

TRANSFER OF AGENT/REGISTRAR:

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.

      The Fifth Third Bank                            (800)837-2755
      Corporate Trust Services                        (513)579-5320
      Mail Drop 1090/f5-4129
      38 Fountain Square Plaza
      Cincinnati, OH  45263

INDEPENDENT AUDITORS:

      VonLehman & Company Inc.
      250 Grandview Drive, Suite 300
      Fort Mitchell, Kentucky  41017

SPECIAL LEGAL COUNSEL:

      Elias, Matz, Tiernan & Herrick L.L.P.
      734 15th Street, N.W.
      Washington, DC  20005

STOCKHOLDER REQUESTS:

      Requests for annual reports, quarterly reports and related stockholder literature should be directed to Secretary, Fort Thomas Financial Corporation, 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.